TERM SHEET FOR PURCHASE OF PREFERRED STOCK OF
SOUL SLICE BC, A CALIFORNIA BENEFIT CORPORATION
December 17, 2020

OFFERING TERMS:

The Issuer; Tax Classification
Soul Slice BC, a California benefit corporation taxed as a C Corp.

Class of Security
Preferred Stock that have the same rights as Common Stock but have a liquidation preference.

Total Investment Proceeds
Up to $350,000, minimum of $140,000

Issue Price
The issue price per Unit is $35.00.

Use of Proceeds
The Company intends to use net proceeds from this offering to satisfy start up and general working capital needs for the first two locations in Oakland, CA, or related purposes of the Company as determined by the Company.

Capitalization of the Company
The Company currently has 100,000 shares of Common Stock. The Company is currently amending its Articles of Incorporation to have 90,000 shares of Common Stock and 10,000 shares of Preferred Stock. The Preferred Stock is being offered in the Wefunder Portal.

Post Offering Capital Structure
If the maximum of the Preferred Stock is purchased, the purchasers will own the following percentages:

Existing Members Common   90%

Preferred   10%

Liquidation Preference
In the event of any liquidation or winding up of the Company, the holders of the Preferred Stock shall be entitled to receive in preference to the holders of the Common Stock a per share amount equal to 100% of their original purchase plus any declared but unpaid dividends. After the payment of the

	Liquidation Preference to the holders of the Preferred Stock, the remaining assets shall be distributed ratably to the holders of the Common and Preferred Stock.
Subscription Agreement	Subscribers shall be required to execute a Subscription Agreement restricting the transferability of the shares.
Pre-Emptive Rights	The Company's Bylaws provide for certain pre-emptive rights upon the sale or issuance of Stock by the Company.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT AN OFFER TO SELL A SECURITY OR SOLICIT OFFERS TO PURCHASE, WHICH MAY ONLY BE MADE BY THE SUBSCRIBERS PURSUANT TO A WRITTEN SUBSCRIPTION AGREEMENT.

THE TERMS DESCRIBED HEREIN MAY BE MODIFIED OR REVOKED, AT ANYTIME, IN THE SOLE DISCRETION OF THE COMPANY.

THIS INVESTMENT OPPORTUNITY REFERENCED IN THIS TERM SHEET INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.